Wunderlich Securities, Inc.
(A wholly owned subsidiary of Wunderlich Investment Company, Inc.)

Statement of Financial Condition

		June 30, 2016
Assets		
Cash	$	13,189,247
Securities owned, at fair value		5,307,079
Receivable from clearing organizations		39,658,396
Prepaid expenses		796,851
Forgivable loans, net of allowance for doubtful accounts of $243,605		8,477,841
Property and equipment, net of accumulated depreciation		2,722,226
Intangible assets, net of accumulated amortization		1,721,666
Underwriting and syndicate receivables		1,527,581
Receivable from affiliates		132,348
Other assets		3,550,402
	$	77,083,637
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	9,210,266
Accrued compensation		11,019,364
Payable to affiliates		2,266,086
Securities sold, not yet purchased, at fair value		19,616,001
Liabilities subordinated to claims of general creditors		12,271,429
	$	54,383,146
Stockholder's equity:		
Total stockholder's equity		22,700,491
Total stockholder's equity		22,700,491
Total liabilities and stockholder's equity	$	77,083,637

See Notes to Statement of Financial Condition.